Mail Stop 4561
Via fax 706-644-1702

March 18, 2010

Mr. Phillip W. Tomlinson
Principal Executive Officer and Chairman of the Board
Total System Services, Inc.
One TYSYS Way
Columbus, Georgia 31901

> **Re:**   **Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-10254**

Dear Mr. Tomlinson:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13.1

Consolidated Statements of Income, page 28

1.   It appears that the basic and diluted per share amounts on your Consolidated
        Statements of Income represent basic and diluted per share attributable to TSYS;

however, we note that your disclosures appear to indicate that they are basic and diluted net income per share amounts. Please advise.

Note 20 Income Taxes, page 52

2.	Please tell us more about the $9.8 million in income tax expense recorded in 2009 related to the "ASC 740 election." As part of your response, please refer to the specific sections in FASB ASC 740 that support your accounting.

3.	Please describe for us, in greater detail, the changes in your valuation allowance in 2009. As part of your response, please quantify the significant changes that make up the overall change. In this regard, we note that there appear to be several items impacting the change yet these items are not quantified.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3499.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief